EXHIBIT 99.19

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release October 16, 2003 Symbol: ORZ.TSX

OREZONE RESUMES DRILLING IN WEST AFRICA
35,000m in Q4 to test new targets and expand current gold resources

OTTAWA, CANADA, October 16, 2003 — Orezone Resources Inc. (ORZ.TSX), an emerging gold producer in West Africa, has started an aggressive $US2.5 million exploration program on three of its advanced projects in Burkina Faso, West Africa. The majority of the funds will be spent on 35,000m of drilling designed to increase Orezone’s total gold resources of 1.3 million oz measured and indicated, and 2.5 million oz inferred. Orezone has the premier land package in this under-explored country. Burkina Faso is situated in the centre the West African Shield, one of the most active gold producing regions in the world.

Essakan – 18,000 m drilling — Orezone’s Flagship project and optioned to Gold Fields Limited
Of the total budget, $US1 million will be spent by Gold Fields Limited on the Essakan project. Gold Fields has the right to earn a 50% interest in the 1,450 km2 Essakan project by spending US$8 million and can earn up to a 60% interest by completing a bankable feasibility study. This 18,000m drill campaign will follow up and test the most promising of the 15 new gold targets identified by Orezone during the past year. These targets are gold-in soil anomalies that have footprints larger than the Main Zone and support the potential for increasing the total gold resources of the project. This drill program will utilize two drill rigs to test the new targets and the extensions of the main zone. (go to www.orezone.com Properties > Essakan). Drilling at Essakan started last week and should by be completed by January 2004. A new resource calculation for the main zone can be expected at that time. Orezone is the operator of the exploration programs at Essakan.

Sega Project — 8,000m drilling — 100% Orezone
The Sega project hosts an inferred resource of 3.3M tonnes at 2.8 gAu/t. The program will consist of 2,500m of definition RC drilling, 2,500m on the recently discovered 2.5 km Bakou zone (see release January 21, 2003) and 3,000m on extensions to both zones. There is particular interest to follow up previous intersections of 25m @ 12.5 gAu/t at a depth of 75m and 28m at 3.35 gAu/t on the new Bakou zone. Drilling started last week at Sega and should continue until early November. A new resource calculation can be expected shortly thereafter.

Bondi Project – 9,000 m drilling — 100% Orezone, Most Recent Discovery
Orezone recently discovered the North zone, an 800m long gold mineralized zone within a 4km gold in soil anomaly (see press release June 2, 2003). Near surface RC drilling results include 42m at 3.8 gAu/t. The program at Bondi will consist of 8,000m of definition drilling on the North zone and the evaluation of 5 target areas with characteristics similar to that of the North zone. Drilling is expected to start at Bondi in early November after completion of the first phase of drilling on the Sega project.

The combined exploration programs represent a major drilling program for Orezone. Results will be released as they become available and are technically verified by Jeff Ackert, VP of Exploration and qualified person for Orezone. Samples will be analyzed at the Transworld laboratory in Tarkwa, Ghana, an internationally recognized laboratory. Orezone intends to define new resources at Sega and Bondi in order to advance these projects towards a decision on pre-feasibility by Q1 2004.

For further information please contact:
Ron Little, President & CEO
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com